Exhibit 99.1

Absolute Software Declares Quarterly Dividend

VANCOUVER, British Columbia – April 20, 2021 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on May 28, 2021 to shareholders of record at the close of business on May 14, 2021.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

About Absolute Software

Absolute Software is a leader in Endpoint Resilience™ solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ security to help ensure mission-critical apps remain healthy and deliver intended value. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760